

September 16, 2014

Via Email
Jeffrey P. Bezos
Principal Executive Officer
Amazon.com Inc.
410 Terry Avenue North
Seattle, WA 98109-5210

> **Re:** **Amazon.com Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed January 31, 2014**
> **Response dated August 26, 2014**
> **File No. 000-22513**

Dear Mr. Bezos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Overview, page 17

We expect spending in technology and content will increase over time, page 18

1. We note your response to comment 3 in our letter dated July 29, 2014. In order to provide meaningful context for investors, please revise your disclosure to clarify, as you state in your response, that your investment and capital spending projects "often support a variety of product and service offerings" due to the "cross-functionality of [y]our systems and operations and the continuing expansion of [y]our operations into new regions."

Results of Operations, page 22

Net Sales, page 22

2. We note your response to comment 5 in our letter dated July 29, 2014. In order to provide meaningful context for investors, please revise your disclosure to clarify, as you state in your response, that Kindle products and services, Prime membership and services, and AWS services were individually less than 10% of net sales in all presented periods, and that you will reevaluate the sufficiency of your disclosure in future filings if and when such products and services "begin to approach a significant level of net sales."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara Ransom
Assistant Director